Stem Holdings, Inc.

2201 NW Corporate Blvd.

Suite 205

Boca Raton, FL 33431

April 14 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento and Joe McCann

Re:	Stem Holdings, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed April 14, 2021
File No. 333-251897

Ladies and Gentlemen:

Please be advised that the Company has concurrently filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 which was declared effective on April 12, 2021. This Post-Effective Amendment No. 1 is filed to correct the proper vesting of securities included in the Selling Shareholder table. In all other respects (other than updating signature dates), Post-Effective Amendment No. 1 is identical to the Company’s Amendment No. 6 to its Form S-1 which was declared effective by the Securities and Exchange Commission on April 12, 2021.

Given that there are no changes of any substance in the Post-Effective Amendment No. 1 and the share numbers have not been changed, we are requesting that this Post-Effective Amendment No. 1 be declared effective immediately.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stem Holdings, Inc.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc: Robert L. B. Diener, Esq.